Exhibit 8.1

June 30, 2022

Near Intelligence Holdings, Inc.

100W Walnut St, STE A-4

Pasadena, CA 91124

Ladies and Gentlemen:

We have acted as tax counsel to Near Intelligence Holdings, Inc., a Delaware corporation (the “Company”), in connection with the merger of the Company with and into Paas Merger Sub 1 Inc., (“Merger Sub 1”) a Delaware corporation and a wholly-owned subsidiary of KludeIn I Acquisition Corp., a Delaware corporation (the “Purchaser”), with the Company as the surviving corporation (the “First Merger”). Immediately following the First Merger, the Company will merge with and into Paas Merger Sub 2 Inc., a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub 2”), with Merger Sub 2 as the surviving corporation (the “Second Merger,” and collectively with the First Merger, the “Mergers”). We render this opinion to you pursuant to the Agreement and Plan of Merger, dated as of May 18, 2022, by and among the Company, the Purchaser, Merger Sub 1, and Merger Sub 2 (the “Agreement”). Except as otherwise defined herein, capitalized terms that are used herein have the definitions that are set forth in the Agreement.

For purposes of this opinion, we have examined and relied upon the Agreement, the letters of representation from the Company and from the Parent to us, both delivered to us for purposes of this opinion (the “Representation Letters”), and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(1)	The Mergers will be consummated pursuant to and in accordance with the terms of the Agreement;

(2)	The factual statements and representations contained in the Representation Letters will be true, complete and correct at all times, including the First Effective Time and the Second Effective Time, and any representations contained therein or in the Agreement to the best of the representing party’s knowledge, based on the belief of or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times, including the First Effective Time and the Second Effective Time, in each case without such qualification; and

(3)	Any and all obligations, covenants and agreements contained in the Agreement or any other documents reviewed by us have been complied with or will continue to be complied with in accordance with their terms.

On the basis of the foregoing and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that the Mergers should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112
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Near Intelligence Holdings, Inc.

June 30, 2022

This opinion is limited to and based upon the federal income tax laws of the United States as in effect as of the date hereof, which may be subject to change, possibly with a retroactive effect, and does not purport to discuss the consequences or effectiveness of the Mergers under any other laws.

Very truly yours,

/s/ Haynes and Boone, LLP
Haynes and Boone, LLP